July 18, 2006
Rho Capital Partners
Carnegie Hall Tower
152 West 57th Street
23rd FLoor
New York, New York 10019

Re:

Ladies and Gentlemen:

In connection with the entering into of that certain Stock Purchase and Master Transaction Agreement (the "Purchase Agreement"), dated as of the date hereof, by and between the Company and Ipsen, S.A., a societe anonyme (Ipsen), and the execution and delivery of those certain Voting Agreements (the "Voting Agreements"), each dated as of the date hereof, by and between entities affiliated with Rho Capital Partners, Inc. (the "Rho Entities"), Ipsen and Suraypharm, a French societe par actions simplifiees a subsidiary of Ipsen ("Suraypharm"), the Company agrees that:

(i) the Company shall not, without the prior written consent of Rho Capital Partners, Inc. ("Rho"), take any action to amend, modify, waive or otherwise alter the provisions of Section 8.1(d) of the Purchase Agreement to extend the dates set forth in
Section 8.1(d) of the Purchase Agreement unless in connection therewith, Ipsen and Surayphann release each of the Rho Entities from their obligations under Section 3(e) of the Voting Agreements; and

(ii) upon the occurrence of any event specified under Section 8.1(d) of the Purchase Agreement that permits the Company to terminate the Purchase Agreement pursuant to Section 8.1(d) thereof, the Company shall, upon the written request of Rho, take all necessary action to terminate the Purchase Agreement pursuant to the provisions of Section 8.1(d) thereof as soon as reasonably practicable following such written request of Rho unless Ipsen and Suraypharm agree to release each of the Rho Entities from their obligations under Section 3(e) of the Voting Agreements in connection with the delivery of such written request.

The obligations of the Company under this letter agreement shall terminate upon the earlier to occur of the termination of the Purchase Agreement or the First Closing (as defined in the Purchase Agreement)..

Very truly yours,

Tercica, Inc.
Name:     Stephen N. Rosenfield, Executive Vice President of
Legal Affairs, General Counsel and Secretary